UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2007.

Commission File Number 000-51180

Poly-Pacific International Inc.
(Translation of registrant's name into English)

Suite 116 – 45810 First Avenue, Chilliwack, BC, V2P 7M3 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes _____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

			Poly-Pacific International Inc.
			(Registrant)

Date	July 20, 2007	By	*/s/ Randy Hayward*
			(Signature)*

Randy Hayward,
President
Acting Chief Executive Officer
Acting Chief Financial Officer
(Name and Title)

*Print the name and title under the signature of the signing officer

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit List

Exhibit Number	Description
99.1	News Release dated July 10, 2007

POLY-PACIFIC INTERNATIONAL INC.

FOR IMMEDIATE RELEASE – Calgary, Alberta

TSX Venture Trading Symbol: PMB-V
OTCBB Trading Symbol: PLYPF
BERLIN Trading Symbol: AOLGDN
FRANKFURT Trading Symbol: POZ

POLY-PACIFIC INTERNATIONAL INC.

ANNOUNCES A NON-BROKERED PRIVATE PLACEMENT

July 20, 2007 – Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") announces that subsequent to a price reservation filed with the TSX – Venture Exchange on June 26, 2007, the Company is proceeding with a non-brokered Private Placement financing offering up to 9,722,222 units ("Units") at a subscription price of $0.18 per Unit for gross proceeds of up to $1,750,000. Each Unit consists of one common share and one common share purchase warrant (a "Warrant"). The Warrants are exercisable at a price of $0.30 per common share during the first year following the date of closing and at $0.40 per common share during the subsequent year.

Today, subject to regulatory approval, Poly-Pacific is pleased to announce the first closing where 3,352,853 Units will be issued for gross proceeds of $603,514. The Company paid Finder's Fees of $40,793.40 to arm's length parties in connection with the first closing of the placement.

The securities issued under the private placement are subject to a four-month hold period.

The proceeds of the Placement will be used for general working capital purposes and to investigate other reclamation sites in North America and perform due diligence on other related technologies.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut ™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings. Poly-Pacific is actively developing its business model to include the reclamation of industrial polymer fibre throughout North American landfill sites.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-pacific by telephone at (604)293-8885 or by fax at (604)293-8234.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.